United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                      INTERACTIVE LIGHTING SHOWROOMS, INC.

Nevada                                                                88-0344743
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)

30251  Golden  Lantern,  Suite  E-135,  Laguna  Niguel  CA                 92677
(Address of principal executive offices)                              (Zip Code)

Registrant's  telephone  number,  including  area  code:         (949)  496-5288


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:  Common  Stock.

Issued  and  outstanding  5,541,100  shares


This  Amended  Registration  Statement  is  Dated:  March  7,  2002

The  EXHIBIT  INDEX  is  located  at  page  24



                          UNNUMBERED ITEM: INTRODUCTION

     This Registration Statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called OTCBB. Our common stock is not presently quoted on the OTCBB. Our common stock is currently listed on the Pink Sheets and has not traded in brokerage transactions recently. The requirements of the OTCBB are that the financial statements and information about our corporation be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is excused, not required or suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of our common stock.

                                    CONTENTS
PART  I                                                                        3

Item  1.  Description  of  Business.                                           3
      (a)  Our  Organization                                                   3
      (b)  Bankruptcy,  Receivership  or  Similar  Proceeding                  3
      (c)  Our  Business                                                       3
      (d)  Risk  Factors                                                       9

Item  2.  Managements  Discussion  and  Analysis  or Plan of Operation.       10
      (a)  Plan  of  Operation                                                10
      (b)  Discussion and Analysis of Financial Condition and Results of
           Operations                                                         12

Item  3.  Description  of  Property.                                          16

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners
          and  Management.                                                    16
      (a)  Security  Ownership  of  Management                                16
      (b)  Security  Ownership  of  Certain  Beneficial  Owners            A  16
      (c)  Changes  in  Control                                               16

Item 5.  Directors,  Executive Officers, Promoters and Control Persons.       17

Item 6.  Executive  Compensation.                                             18
          Executive  Compensation                                             18

Item 7.  Certain  Relationships  and  Related  Transactions.                  18

Item 8.  Description  of  Securities                                          18

PART  II                                                                      21

Item  1                                                                       21
      (a)  Market  Information                                                21
      (b)  Holders                                                            21
      (c)  Dividends                                                          21

Item  2.  Legal  Proceedings.                                                 21

Item  3.  Changes  in  and  Disagreements  with  Accountants.                 22

Item  4.  Recent  Sales  of  Unregistered  Securities:  Three  Years.         22

Item  5.  Indemnification  of  Officers  and  Directors.                      23

PART  F/S                                                                     24

PART  III                                                                     24

Item  1.  Index  to  Exhibits.                                                24

                                     PART I


                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A) OUR ORGANIZATION. This Corporation is formally "the Registrant", but we prefer to use the personal pronouns "we, us," or "our". We were duly incorporated on August 16, 1995 in the State of Nevada, for the purpose of conducting the business described in following paragraphs and pages.

     Please refer to the following Items for further information concerting our common stock:

          Part  I,  Item  8.  Description  of  Securities;

          Part II, Item 4. Recent Sales of Unregistered Securities, for the complete history of our share issuances.

 (B) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (C) OUR BUSINESS. Interactive Lighting Showrooms was the first company to offer a customized and programmable hardware/software product for homebuilders and home buyers, a virtual catalog, for ordering up grades. We have the first and only interactive selling system, by which the builder can expose the home buyer to various upgrade products, for installation in the original home building and home financing, the only one tested and proven by over one hundred users.

     OUR PRODUCT is first a computer, a workstation, commonly called a kiosk, which we have custom-programmed, or which we can custom-program, intended to reside in the builder's showroom, to display to the home buyer upgrade choices available for selection and inclusion in the original home purchase and financing. The home buyer can substitute custom fixtures and items for standard ones, as a part of the home building, and as a part of the home purchase financing.

     The home buyer looks at a touch-screen. He and/or she can look at pictures of various items, see their item costs, and calculate how much the upgrades from standard would affect their mortgage. The home buyer can then review the choices made, and accept them, placing the order. The system is interactive by touch-screen selections. The home builder's customer can review the builder's manufacturer's entire line of products, and can select such lighting fixtures and other custom items as the customer may wish to substitute for standard items.

     The advantage to the ultimate customer of the builder is that the up-grade selections can be part of the home as built and can be financed as a part of the purchase mortgage or other financing. The advantage to the builder is the ability to offer the customer an enhanced range of choices to customize the planned home building to the customer's taste initially, rather than build with standard items, leaving the customer to replace them at the customer's expense. Our principal emphasis has been on lighting fixture, but the widest possible range of additions and upgrades could as easily be included, as the builder requests.

     It is with the utmost confidence that we state a superior knowledge of the consumer's motivation to use an interactive, remote-selling system. Our confidence is based on the results of our testing program. It is also the opinion of this company that the issue of upgrade lighting sales has been largely ignored by tract home builders, therefore there are no selling parameters from which to refer. We initially offered our expertise to all of our business associates, manufacturers, dealers and builders.

      (1) HISTORICAL DISCUSSION. Beginning in September, 1998 through July 2000, our interactive selling system was developed in a showroom of Centex Homes, Dallas Texas. This live, long-term test of the selling-power of our design was arranged through a relationship with Park Row Lighting, a dealer/partner of ours for that region. In the months following the original development, Centex requested a second kiosk (i.e. workstation) for a second location. The two systems put to the test the issues of acceptance by the home buyer, by the builder, ease of use, practicality of selling upgrades in the builder's sales venue, average expected sale per customer, average number of upgrades sold, and the infallibility and reliability of our software. During the seventeen month test program, the two Centex in-house designers developed the following documented statistics:

     1. There were 110 home buyers exposed to our system. All 110 bought upgrades when so exposed.

     2. The average number of upgrade fixtures per order was 3.5. The average size of the order was $594.

     3.  There  were  no  system  failures.

     We calculated previously that a national home builder with a projected build-out of 10,000 homes could project sales of 3.5 lighting fixtures per home, or 35,000 fixtures. We assumed average pricing, rather than luxury pricing. If so, the average sale would be $600 per home, or $6,000,000 in added revenue, by extrapolating from the actual sales in the Centex set. While the Centex tests reflected actual sales, our calculations based upon those tests were previous internal projections by us, which assumed successful marketing and acceptance of our program by the industry. That did not occur as we had expected.

     These results suggested to us that our fundamental assumption was projections were true, that home buyers exposed to our system would add two or three upgraded fixtures per home to their deal with the builder. These results suggested the viability of our system to other forms of upgrade products. It is possible, by extrapolation from the foregoing data, to project sales by builders (exposing home buyers to our system) in each category presented: home theater systems, upgraded computer and cable wiring, intercoms, alarm systems, plumbing fixtures, as well as lighting fixtures. Again, projections assumed that our selling system and marketing program would be accepted as initially offered. This did not occur.

     We believed that more choices of products to be included in the system would result in figures higher than the $600/6,000,000 mentioned above. Our original concept was to provide each kiosk with a complete interactive catalogue of all manufacturer/suppliers willing to participate in our selling system. Notwithstanding, manufacturer/suppliers did not favor placing their catalogues in direct comparison to those of their competitors. It turned out that supplies compete for exclusive or semi-exclusive relationships with homebuilders. While our system for selling reflected no weaknesses technologically, and whereas home buyers exposed to them liked them and used them, they could not use them if the home builder could not expose them to our system, and that could not happen so long as supplier relationships conflicted. Of course we had some minimal success, placing a few units and collecting some commissions, but these results were not substantial and did not indicate a path toward profitability.

     The expectations, calculations and expectations mentioned above were based upon our former marketing plan, and assumed its success. Those expectations are not applicable to the revisions in our marketing plan. We currently make no projections as to when, whether or at what level, our selling system will generate sales for builders and their customers. This discussion is for historical disclosure only.

     PREVIOUS MARKETING EXPERIENCE. We launched our operations and programmed and placed some kiosks in Florida, Arizona and Texas. We charged a $200 programming fee and $200 per month, per machine, and enjoyed some modest revenues. This was a trial program, to demonstrate acceptability. We enjoyed some commissions from orders placed through our system. We found that home buyers accepted the system. We found other problems however, which caused us to re-think or marketing approach.

      (2) FRUSTRATION OF INTENTIONS. We have experienced a frustrating period for the last three years, for a number of reasons to be discussed now. Notwithstanding the acceptance by home buyers, and satisfaction of builders, our marketing plan, our approach was not congruent with the established practices and mindset of major manufactures of custom lighting and home fixtures. How and why? Our concept was to place the entire catalogues of all manufacturers in our kiosks, so that the home buyer could choose any item from any source.

     Our previous approach may have been very convenient for buyers but not for manufactures. It turned out that most builders have special relationships with one or more manufactures, and that manufactures would not agree to have their products compete with those of other manufactures, in the environment of the kiosk. The solution we have finally accepted is to let each builder select which manufacturers' catalogues to be included in the kiosk environment.

     We thought that we could interest manufactures to participate, so that the customers could select custom items from any manufacturer. We would have managed sales through a system of regional company representatives and drawn commissions on sales made through our system. Manufacturers did not like the idea of having their products compared to those of other manufacturers. Builders, it turned out, have existing relationships with particular manufacturer/suppliers. Our concept did not fit into the matrix of existing relationships in the industry. We have resolved to do without sales representatives, and leave the relationships between manufacturers and builders to themselves.

     We originally attempted a marketing approach which did not work. We will deal only with builders. We will provide a kiosk and program it with information applicable to whatever suppliers the builder designates. We will offer maintenance of our system to continually upgrade the programming of our kiosk as the builder's supplier changes prices and items, periodically.

     Our customers will be builders, not manufacturers, distributors or home buyers.

     As a result of this change of focus, we would expect two results principally: (1) to become more successful at placing our kiosks; and (2) greatly simplifying and reducing the cost of our operations. It should be emphasized that our operating costs are not extensive. Although we may not achieve profitability quickly, we can continue to seek it.

     It has become evident that we would be better advised to proceed as facilitator of sales, as enablers to the builders, rather than as "resellers" ourselves. While we have used the term "reseller" in a very technical sense, we have never been a seller of lighting or associated products. We provided and will provide an interactive workstation with which customers of home builders can purchase upgrades and custom fixtures and items for new home construction. The purchases are not from us but through our system. We provide initial and maintenance programming for our workstation.

     CAUTIONARY STATEMENT. We have a proven sales tool that would allow builders to sell upgrades of various types by using our talking, or touch pointing, interactive system. We therefore propose to proceed accordingly, to present our system via interactive technology to the significant builders of the United States. We have not yet determined the optimum way of marketing it. While we have been successful so far in generation satisfaction by those who have used our product, we have not proven an effective manner of marketing it to achieve profitability. In the pages that follow, we will discuss our present plans. However, there can be no assurance that our present approach with turn out to be the right one or the best one. Nothing contained in our disclosure should be construed as a claim or projection of any level of results over any given period of time.

     OTHER FRUSTRATIONS AND DISAPPOINTMENTS. First, we approved a sale of our common stock to Pinnacle Management, of Zurich Illinois, to raise the required level of financing needs to perform the national presentation. The underlying arrangement was to raise an estimated $350,000 to $1,000,000, depending upon the performance of our common stock in the OTCBB (Over-The-Counter Bulletin Board) market. Two weeks after the contract was mutually signed, by all required management and approvals, Pinnacle breached the contract, whereupon the matter went to litigation. Please see Part II, Item 2, Legal proceedings for a discussion of litigation matters. The litigation lasted from October 1998 through July 2001, and was concluded favorably to us.

     Second, not having secured the financing for our national launch, we were introduced to MBT International, and internet-based seller of farm equipment and horses. MBT had, at the time, a highly successful internet site, attracting many thousands of visitors each day. MBT was then creating a new site, an "Internet Mall" with emphasis on home furnishings, contracting and home improvement. These topics were found to be commercially active in 1999. The match of interests seemed compelling. It was agreed formally, by MBT and us, in March of 1999, to do a deal. The deal points are summarized as follows:

     1. MBT and we would do a stock swap: 100,000 shares of our common stock; 10,000 shares of MBT Common stock. We delivered 100,000 shares to MBT. MBT did not deliver its 10,000 shares to us.

     2. We were to be the supplier of many of the decorative home products and lighting offered on the Interactive Mall, by means of our system. We were to be a virtual storefront in the Interactive Mall. After sixteen months of effort by us to help create the Mall-site, MBT was unsuccessful in creating or launching the "Life at Home Mall", where we were supposed to reside. Without a residence, our store could not exist.

     3. We ultimately demanded return of our 100,000 shares. MBT has refused. Those new investment shares have been stopped from transfer with our Certificate and Transfer Agency.

     4. We have not and do not intend to pursue litigation against MBT. Our management has concluded that such activity would be uneconomic and unproductive.

REALIZATION AND REFOCUS. We realize that, with the best of intentions, our previous programs have had a deleterious effect upon our progress. While we have the ability to regroup and continue to refine our marketing plan, there is no guarantee of success at any stage or at any time. We can continue because of the relatively modest cost to us to change our approach.

      (3) REFORMULATED BUSINESS APPROACH. Because we will not attempt to circumvent the existing relationships between builders and vendors, we believe that our revised approach will offer a more promising path to the introduction of our selling system into general use in the homebuilding industry. We are no longer even a technical reseller of lighting or associated products, a "middle-man" in the chain of ordering and selling. We have redefined ourselves as a service provider, facilitator, and software programmer. Our system, when fully programmed, is presented to the ultimate consumer via fully interactive, touch screen, point-of-purchase kiosk. The difference is that the builder is responsible for specifying the catalogue desired, we program, we rent the kiosk, we service and upgrade programming. We don't deal with manufacturers. We don't require regional sales representatives. We contact major builders directly by mail with promotional materials.

     The transformation of our revised approach from out former marketing model consists of a general simplification of our operations. (1) no material amount of resource is required to shift directions; (2) Our projected market is every home builder in the United States; and (3) that our plan to transform operations is a redirection, a simplification, and a simple change of focus. (4) We note that when we started, every computer did not have CD Rom, and that since then and currently, the dissemination of sales literature, catalogs and on-line ordering had become commonplace, normal and economical.

     We have never been sellers of lighting fixtures or other fixtures, up-grades or otherwise. Supplier/manufacturers sell to Builders. Normally, builders provide fairly standard items ordered from their suppliers, and leave fixture up-grades to the home buyers, outside of the home purchase and purchase financing. All we have ever done and aimed to do was and is to put a computer screen in front of the buyer, and provide a fully interactive, touch and browse system for the builder's buyer to upgrade as a part of the original purchase and financing. Previously, our efforts were aimed at getting supplier/manufactures to participate so that the home buyer could not only choose styles, but also choose suppliers. This approach did not fit into the way that supplier/manufacturers conducted or wish to conduct their business. In the new concept, we will not approach suppliers, but only builders. We will assist the builder with respect to the builder's own suppliers. We will not get into providing comparative shopping to other builders, since that was what made our initial program ultimately unworkable in the industry.

     CAUTIONARY STATEMENT. This is our revised plan. There is no guaranty that it will prove to be successful to achieve profitability. We may find the need to further refine and rethink our plan. We will do this because we are convinced that our system has merit and value.

     HARDWARE: To make our system available to builders, and to demonstrate the abilities of the interactive system, we have fourteen demonstration units available for placement. Each unit can be readily programmed with the assortment plan of upgrades from the builder. The system is a workstation with a touch screen response. The system, when programmed by us, allows the home buyer, not only to preview the home to be built, but to see what fixtures will look like, and try changes visually, virtually and interactively, and then to order the upgrades or custom items as a part of the home purchase. We will not require a material amount of new resources to accomplish our shift of focus from our former marketing concept to our new plan.

     CONCEPT AND MARKETING. Our market, that is our customers, are homebuilders. The home builder's customers are home buyers. Our program is to assist the home builder in selling fixture up-grades and custom choices as a part of the original construction, so that the additional cost of the customized upgrades may be included in the mortgage financing. There is no service that builders currently employ, other than access to catalogs. Dealers are irrelevant to the new business concept. No service currently competes with our service. There is no other interactive virtual showroom tool available to builders, to expose customers to the catalog of products available from that builder's own supplier, so that persons in the builders office can select their custom fixtures, and other add-on's or up-grades, in an interactive virtual environment. We think that the current industry system of providing a new home buyer with options is antiquated in every facet of operation. The lack of support from manufacturers within their own dealer controlled distribution network parallels other industries that have failed and then disappeared. The building industry is rapidly trying to conform to the demanding taste preferences of their buyers. The challenge is to facilitate the purchase of higher margin, upgraded products utilizing the builder's sales venue and employees. Our system can raise the level of control that the builder has over the discretionary funds of the home buyer. Through copyrighted software, the builder is able to offer its clientele a higher level of service. By reconfiguring the current buying patterns, a new market opportunity exists.

     EMPLOYEES. We have two officers, and no other employees at this time. Our officers are not full-time employees, and do not expect to be required to devote full time to our affairs in the future. We may add a small number of administrative employees only if and when our volume of business suggest it.

     OBJECTIVES. The term "virtual" is often used with many associated meanings. It is our objective to create a virtual business. We use the term virtual to describe a business that has a great market opportunity with a very low projected operating cost. By taking full advantage of the technology we have harnessed, it will be possible to create a new market in which competition is non existent. It is our objective to make the ILS tm upgrade system kiosk a standard piece of equipment found in the office of every tract home builder.

     APPROACHING BUILDERS. Full color brochures are available detailing the many facets of the program. In addition, an 18 minute presentation is available on CD-ROM, as well as an interactive, informative diskette. These materials will be provided to major North American builders. We will not employ a sales force because none is necessary.

     REFERENCES. Several informative articles have appeared in newspapers and industry trade magazines featuring the ILS tm selling method. We have been featured in articles in the San Francisco Examiner and Chronicle ("Make light fixtures add-ons to mortgage", Sunday, August 4, 1996); Las Vegas Sun ("Lighting upa mortgage", Wednesday, August 7, 1996); Residential Lighting Magazine ("Changing the Builder Business", March 1997); Home Lighting and Accessories Magazine ("A Bright Concept for Builders") among other write-ups.

     COMPETITIVE  BUSINESS  CONDITIONS.  We  have  no  competitor  at this time.

     DEPENDENCE on one or a few major customers. We are in the development stage of a revised plan of operation. We have no customers as of this Registration Statement. It would be reasonable to expect that our initial operations in year 2002 will involve a limited number of initial builder-customers.

     PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. We own the United States trademarks ILS and Interactive Lighting Showrooms, perfected by the offices of Fish & Richardson, P.C. in La Jolla, CA. Our trademark, Reg. No. 2,169,889, was registered June 30, 1998. Its duration is ten years.

     AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. We have classified $46,4576 as research and development in 2001 (9/30), and 33,275 in 2000 (12/31).

     COSTS  AND  EFFECTS  OF  COMPLIANCE  WITH  ENVIRONMENTAL  LAWS.  None.

     YEAR 2000/2001 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. None. We have encountered no year 2000/2001 compliance issues or problems.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of our common stock, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information.

     VOLUNTARY REPORTING CONTINGENCY. We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though we may not be required to do so. It is in our compelling interest to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended request for submission may be effective.

 (D) RISK FACTORS. Prospective investors and other interested persons should carefully consider, among other factors set forth in this report, the following:

     1. LIMITED OPERATIONS. Since the Company has had limited operations to date, its proposed operations are subject to all of the risks inherent in new business enterprises. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the start up of new businesses and the competitive environment in which the Company will operate. The Company has had no significant revenues to date. The statements set forth in this Report are based on significant assumptions about circumstances and events which have not yet taken place. Accordingly, they are subject to variations (which could be substantial) that may arise as future operations actually occur.

     2. LIMITED CAPITALIZATION. The Company has limited capital resources to conduct operations for more than a limited period of time, or to achieve profitability without the infusion of additional capital over time. There can be no assurance that additional capital will be available when needed, or how the cost of requisite financing will impact profitability.

     3. SPECULATIVE NATURE OF THE COMPANY'S OPERATIONS. The Company's operations are newly commenced, in part, and planned but not commenced in part. Accordingly, the Company's operations remain somewhat speculative in nature and not sufficiently established to provide any guarantee that operations will ultimately result as planned and projected.

     4. COMPETITION. Competition in the Issuer's Business, may become a significant factor at any time. It has not become so yet. We have no direct competitor. Success, even in innovative marketing of existing products invites competition, such that competition may be expected to intensify. Competitors with greater capitalization and endurance may enter the field of interactive upgrade sales, and may attempt to provide products and services initially at prices which undercut our competitive advantage as the first in the field.

     5. SUCCESS DEPENDENT UPON MANAGEMENT. Success of the Company depends to a large extent on the active participation of the officers and directors. The Company has not obtained key-person life insurance on any of the officers or directors. Loss of the services of the officers would adversely affect development of the Company's business and its likelihood of continuing operations.

     6. INDUSTRY AND ECONOMIC FACTORS. The industry in which the Company expects to operate is subject to constant changes based upon changes in public taste as well as the condition of the general economy. Furthermore, otherwise successful marketing projects can fail or falter if the availability of product is insufficient for any reason to meet the demand, due to labor unrest, natural disaster, or the unforeseen failure of suppliers. Factors beyond the control of the Company or those on whom it intends to rely can cause a marketing program to fail.

     7. POSSIBLE DILUTION TO PRESENT AND PROSPECTIVE SHAREHOLDERS. The Company's plan of operation, in part, contemplates the accomplishment of business success in stages, accompanied by possible additional capital needs. Capital may be acquired by borrowing or by further offerings of securities at prices and in amounts which cannot now be foreseen with any accuracy. Any transaction involving the issuance of previously authorized but unissued shares of Common Stock, or securities convertible into Common Stock, may result in dilution, possibly substantial, to present and prospective holders of Common Stock.

     8. CONTROL OF THE COMPANY. The Officers, Directors and Principal Shareholders will continue to own an overwhelming majority of the Common Shares of the Company. Therefore, the Control Group will either control or significantly influence a voting control of the Company. Pursuant to the laws of Nevada, a majority of all shareholders entitled to vote at any regularly called shareholders meeting, may act, as a majority, without notice or meeting, giving notice to other shareholders only after such action may have been taken. While there are some limits upon this right of the majority, Investors should understand that Management commands a voting majority in control of the Company.

     9. DIVIDENDS. The Company has paid no dividends since its inception. The Company does not anticipate paying any dividends on its Common Stock until and unless such profit is realized and may not pay out any dividends thereafter for an indefinite period.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A)  PLAN  OF  OPERATION.

      (1) NEW MARKETING PLAN. In Item 1(c) we described the revision and change of focus of our marketing plan. This change is not a change in our essential business, but a refinement of how we intend to market our kiosk-workstations and customized software. Will up-grade the customized software, as requested by our customers. We will deal directly with the home builder, and we will not deal at all with the manufacturer or supplier of that builder.

     ADVANTAGES OF OUR NEW APPROACH. We initially engaged sales representatives, to drum up interest among manufacturers and distributors. This required a great deal of person contact and travel, to set up demonstrations. Our reformulated approach is expected to simplify greatly our operations and eliminate much of our traditional expenses. We will require no sales force. We do not expect to be required to travel to sites for demonstrations. CD-Rom technology, once exotic, is now common and standard devices on the current generation of computers. It is now possible to provide a complete sales demonstration entirely on a CD-Rom disk. The quality and interactive options, available in this medium are far superior to what could have been offered on video tape. We are confident that a demonstration disk and brochure, mailed to the major North American builders, will be sufficient to expose the builders to the opportunity, advantages and profitability of our interactive system, and to explain to the builder why and how to integrated our system seamlessly into the builders existing showroom. Thus most of the traveling we would have had to fund will not be necessary. We will not require an extensive office staff, nor will we need to engage in complex tracking and accounting of sales to determine our commissions. This is so because we will not be earning commissions on other peoples sales through our system, as was the case before. Rather, we will be leasing our system and providing custom programming and maintenance for established fees. As an expected result, the changes in our marketing plan is expected to be beneficial and impact favorably upon our prospective operating expenses. The cost to us in changing our concept is minimal. Mostly the change involves eliminating costs. Such initial new costs would consist of the costs of preparing and disseminating promotional materials to builders. We would expect to launch our new service during the first half of 2002.

     NO ESTIMATE OF REVENUES. We do not know how long it will take (if at all) for our selling system to become accepted and widely used by North American builders. There is no system like it in use from which comparisons can be drawn. We know that our system works and offers substantial benefits to our customers (builders), and our customers' customers (home buyers). For this reason we are encouraged to believe that these advantages will translate into revenues. We cannot estimate when and whether our operations will achieve profitability for our shareholders. We are encouraged by the fact that our operations in future will not involve large operating expenses. We are encouraged by the fact that we do not foresee the need for a staff of employees or any employees for the developmental and early operational phase. We will subcontract what our management cannot do, in keeping with our established practice. We believe that revenue generation, if successful would lead rapidly to profitable operations, by reason of the modesty of our projected expenses to supply and maintain our customers. We do not estimate or project the amount or speed of future revenue generation.

      (2) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. This Company has modest need for additional funding, during the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, have been advanced by its management and principal shareholders, until recently, when our litigation recover enabled us to reimburse and take up more direct payment of our current expenses. We require $500,000.00 to build and optimize our business to our national objectives and operate effectively for twelve months. If we do not find the required funding, we can proceed only more slowly, with our own funds and further advances from principals. It is not likely that we would pursue and initial public offering during the next twelve months. It is more likely that we will seek secondary bridge financing by selected placements to highly sophisticated or accredited investors.

     CAUTIONARY STATEMENT. There can be no assurance that we would be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders, Additional equity financing could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

     We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in our compelling interest to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

      (3) SUMMARY OF PRODUCT RESEARCH AND DEVELOPMENT. We continue to improve our software, but our main focus would be upon customizing the programming options to the requirements of each customer.

      (4) EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None. We do not expect our business to require significant plant or equipment even assuming optimal operations. We sub-contract what we cannot do ourselves.

      (5) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. We may add one or two technical and clerical employees as operations warrant.

 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) FINANCIAL CONDITION. We have recently obtained recovery of substantial funds, which recovery improves our previously declining financial condition. We provide below selected information from our Audited Financial Statements for the years ended December 31, 2000 and 1999. We provide selected information un-audited for each of the quarters ended in 2001. Comparisons with previous corresponding quarters of 2000 are not deemed instructive. The purpose of displaying 2001 quarterly information is to show our declining how our substantial litigation recovery affected our condition in the third quarter.


                                        UN-AUDITED 2001       AUDITED 2000, 1999
Selected Information . .         9/30        6/30      3/31     Dec 31    Dec 31
                                 2001        2001      2001      2000      1999
--------------------------------------------------------------------------------
Assets:
  Cash . . . . . . . . .        65,519          166      590     1,590     2,530
  Furniture & equipment.         5,065        5,937    6,808     7,680    11,166
                          ------------------------------------------------------
Total ASSETS:. . . . . .        70,584  $     6,103    7,398     9,270    13,696
                          ======================================================
Liabilities:
  Accounts Payable . . .             0       27,188   27,188    27,188    16,522
  Accounts Related Party             0       12,526   12,526    12,526         0
  Loans Payable. . . . .             0        9,300    8,900     8,200     1,000
                          ------------------------------------------------------
Total Liabilities. . . .             0       49,014   48,614    47,914    17,522
                          ======================================================


     Our financial condition improved in the third quarter due a recovery from litigation. For a information about our most recent increase in cash, from a recovery in litigation, please see Part II, Item 2, Legal Proceedings. This recovery was used to discharge our liabilities. The recover also restored our cash position somewhat. Previously un-reimbursed advances by management and accounts payable were paid.

     ACCOUNTS-RELATED PARTIES. Reference is made to Auditors NOTE 4: Related Party Transactions: The $12,526 and $8,200 represents accrued automobile allowance to our two officers, and un-reimbursed advances by them, during the period when we had no money to discharge them. With our liquidity resulting from our litigation recovery, these amounts have been paid and discharged.

     GOING CONCERN QUALIFICATION. Reference is made to Auditors NOTE 2 (December 31, 2000), Going Concern: We have incurred losses during our development and early launch stages, since exception, qualified by our ultimate non-operating recovery, in the most recent third quarter, reducing our accumulated deficit, and allowing reimbursement of our officers for past advances, and benefits deferred. While we are and have been a going concern, in order to remain so, we must continue, as we have done, to refine and adjust our business plan, to emphasize service components, develop some financing, and improve our generation of revenues.

     We  turn  now  to  a  discussion  of  our  operations.

             The Remainder of this Page is Intentionally left Blank

      (2)  RESULTS  OF  OPERATIONS.

           (I) ANNUAL INFORMATION: AUDITED. The following information has been audited.


Operations:
Audited
Selected Information. . . .                                        Inception
                                                                    8/16/95
Revenues: . . . . . . . . .        2000        1999        1998    12/31/00
  Sales . . . . . . . . . .       8,757      13,422      28,160      54,339
  Rental Income . . . . . .           0           0       2,270       2,720
  Interest Income . . . . .           0           0           0       4,968
Total Revenues: . . . . . .  $    8,757   $  13,422   $  30,430   $  62,027
Expenses:
  General & Administrative.     (43,575)   (141,252)   (201,828)   (837,466)
Total Expenses. . . . . . .     (43,575)   (141,252)   (201,828)   (837,466)
Net (Loss). . . . . . . . .     (34,818)   (127,830)   (171,398)   (775,437)
                           =================================================



     Our operations to date have not represented a full launch of a going concern. We have reported a minor launch with a few placements of our kiosks, on a limited trial basis. For reasons discussed previously, as the trial periods end, our relationships are not being, and have not been renewed. We have enjoyed consistent but declining revenues from sales during the past three full fiscal years, 1998 through 2000. While our concept and system have been constantly improved, we have concluded that our manner of marketing has not been successful. It has become evident that we would be better advised to proceed as facilitator of sales, as enablers to the builders, rather than as sellers ourselves. These declining revenues have continued over the past three quarters.

     We have called our revenue "sales" for the reason that they resulted from commissions on sales. These revenues declined and will continue declining because kiosks previously placed under our marketing previous system have been concluding their contractual periods of placement and are being returned. Accordingly, rental fees are ceasing as to these kiosks, and commissions on sales are not continuing. This transition is expected as we phase out the previous placements and launch a modified program. Our General & Administrative expenses, for the year ended December 31, 2000, are detailed in pages which follow.

     Our expenses in 1998 and 1999 include certain non-recurring items connected with our organization and initial launch: extraordinary legal and professional in connection with our submission to OTCBB. (Please recall that our common stock was quoted on OTCBB but had now stepped down to the NQB Pink Sheets, pending this current 1934 Act Registration); initial auditing, an unusual amount travel connected with acquainting builders, dealers and manufacturers to our system; and the initial software design, and the manufacture of a number of machines (computers). Included also was our test program with Centex Homes, discussed above in this sub-item (b)(i) Historical Information.

             The Remainder of this Page is Intentionally left Blank

           (II)  QUARTERLY  INFORMATION:  UN-AUDITED.

     Our  three  month  and  nine  month  unaudited  information  is  presented.

                                                                             Inception
                                                                               3/24/99
Operations . . . . . . .         Three Months to 9/30  Nine Months to 9/30       to
                                  2001         2000      2001       2000       9/30/01
Sales: . . . . . . . . .            344        2,189         744     6,568     55,083
Rental Income. . . . . .              0            0           0         0      2,720
Interest Income. . . . .              0            0           0         0      4,968
    Revenues:. . . . . .            344        2,189         744     6,568     62,771
Research and Development        (46,057)           0     (46,457)        0    (79,732)
General & Administrative        (76,891)     (10,894)  (82,508)]   (32,681)  (886,997)
    Expenses . . . . . .       (122,948)     (10,894)   (128,965)  (32,681)  (966,729)
    Net Loss Operations.       (122,604)      (8,705)   (128,221)  (26,113)  (903,958)
Other Income . . . . . .       (196,385)           0     196,385         0    196,385
                              ========================================================

     GENERAL AND ADMINISTRATIVE EXPENSES, nine months, three months and previous annual, are detailed as follows. The amounts for these periods are not comparable to corresponding periods in previous years.


                                     3 Months   9 Months   Year
                                      9/30/01   9/30/01  12/30/00
Automobile Allowance. . . . . . . .    15,300    15,300
Business Travel . . . . . . . . . .    14,686    14,686
Bank Charges. . . . . . . . . . . .        81       301
Computer Lease. . . . . . . . . . .     3,900     3,900
Insurance . . . . . . . . . . . . .     1,855     1,855
Legal Fees. . . . . . . . . . . . .     9,591    15,127    10,000
Supplies. . . . . . . . . . . . . .       340       340
Management. . . . . . . . . . . . .    25,780    25,780
Postal/Mailing. . . . . . . . . . .       144       144
Other Professional Fees . . . . . .       750       750       300
Repairs . . . . . . . . . . . . . .     4,325     4,325         0
Misc. . . . . . . . . . . . . . . .       139
  General & Administrative Expenses    76,891    82,508    10,300

Research & Development. . . . . . .    46,057    46,457    33,275
   Research & Development . . . . .    46,057    46,457    33,275
                                      122,948   128,965    43,575
                                   ==============================



     These expenses reflect our work to revise and re-model our marketing plan, and winding down our former relationships with builder/ distributor /manufactures, winding down of our former contracts and leases, as they expire. They are likely not representative of future results. Our most recent expenses represent our return to liquidity and re-design of our marketing model, as we adjust to our new marketing concept. Periods in year 2001 are demonstrably un-representative of previous corresponding periods.

     Management Expenses accrued during 2000 and 2001 include $6,000 taken as officer compensation. The bulk of these expenses are for medical coverage, automobile insurance, life insurance, and miscellaneous reimbursements for parking, tolls, telephone and gasoline.

     WHAT WENT WRONG? Our initial approach to marketing did not fit into the established scheme of relationships between manufacturers, dealers (manufacturers representatives and independent sales persons), builders and builders employees. Inconsistent incentives at various stages frustrated consistency of acceptance. Please see Item 1, for more discussion of this subject.

      (3) FUTURE PROSPECTS. We have a road to travel. The company's perspective has changed as a result of our experience with our previous marketing plan. We believe that a more direct approach to builders nationally with a presentation includes upgrade opportunity for products like cable wiring smart-house wiring, home theater, intercom, alarm system, decorative plumbing and lighting fixtures should be included. We have identified the top 100 national builders and are in process of creating a presentation by literature and CD rom.

     CAUTIONARY STATEMENT. We have indicated our belief that our program is worth pursuing. We believe that our system can find a marketing model that works well. We do not know if our second approach will turn out to be that model. It is important for public readers of this document and report.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have no property, other than computer equipment and enjoy the non-exclusive use of offices and telephone of its officers.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     To the best of our knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, and the total security ownership of all persons, entities and groups, known to or discoverable by us, to be the beneficial owner or owners of more than five percent of any voting class of our stock.

                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE


Name and Address of Beneficial Owner         Share
                                           Ownership     %
Michael Freedman   Chairman, CEO/Director  2,040,000    36.82
131 Cameray Heights
Laguna Niguel CA 92677
David B. Jones   President, COO/Director.  1,960,000    35.37
123 Cameray Heights
Laguna Niguel CA 92677
All Officers and Directors as a Group . .  4,000,000    72.19
Total Shares Issued and Outstanding . . .  5,541,100   100.00



 CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of our securities, which may at a subsequent date result in a change of control of this Corporation. We are not a candidate for a reverse or direct acquisition. Our business is the plan described in Item 1(c).

      ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are our Officers, Directors and Founders, having taken office from our inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

     Michael Freedman (49), Chairman of the Board and Chief Executive Officer, is one of our two original founders. He was Owner of Decade 2000, established 1983 and until 2000 Inc., a sales force management and professional marketing company with a 30 year history in the lighting and home furnishings industry. Has been deeply involved in the promotion and establishment process for manufacturers nationally. Interviewed, as well as featured many times as an industry leader in Home Lighting and Accessories magazine, as well as in Home Furnishings Daily, and frequently quoted with his opinions on the marketing of lighting and related products. In 1994 he was recruited to do a marketing and sales re-organization project for H. Grabell and Sons, a 50 year old lampshade and accessory manufacturer with a new factory start-up in Tijuana, Mexico. At the conclusion of that project in the summer of 1995 Mr. Freedman incorporated Interactive Lighting in Nevada. Total industry experience spans 25 years. Freedman is the creator of the ILS upgrade lighting system, and the conceptual mind behind the creation of the relationships needed to support the ILS program. Mr. Freedman is responsible for all factory relationships, establishment of the national Distributor-Partner program, and personally presents the ILS program to the Builder customers of the distributors. Mr. Freedman earned a Bachelors degree in Management and Marketing from the Philadelphia College of Textiles and Science.

     David Jones (53), President and Chief Operating Officer, is our second Founder. Mr. Jones is a systems and operations specialist who gleans extraordinary experience from serving some 25 years with International Business Machines (IBM). His various positions gained through repeated promotions at IBM are the building blocks that have formed Mr. Jones into such a formidable operations specialist. From initial set-up, the creation of custom designed computer software, hiring and training personnel, accounting and report writing procedures. His responsibilities at ILSI as Chief Operating Officer are to coordinate the full cycle of the order writing process, expediting, software development, office management, hiring of all personnel, computer hardware and computer manufacturer selection. Mr. Jones is served until 1997 as Chief Operating Officer of MicroAge, The Corporate Center in Cerritos, CA., where he was promoted from the position of Vice President of Operations after implementing a multitude of new organizational plans and systems for the continued growth of MTCC. Mr. Jones earned a Bachelors Degree in Business from Northern Illinois University.

                         ITEM 6  EXECUTIVE COMPENSATION.

     EXECUTIVE COMPENSATION. As reported generally in this Registration Statement, the two principals have not taken any compensation until this most recent third quarter, due to the utter lack of liquidity during the development stage. During the quarter ended September 30, 2001, each officer/director was paid $3,000 in compensation, over and above reimbursement for expenses advanced. No plan of compensation is in effect.

     SUMMARY COMPENSATION TABLE. the disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation 228.402.


                                                                   |    Long Term Compensation   |
                              |        Annual Compensation         |        Awards      | Payouts|
a . . . . . . . . .  b        |       c            d          e    |     f        g     |   h    |   i    |
Name. . . . . . . .                                                          Securities
And . . . . . . . .                                          Other    Restric-   Under-          All Other|
Principal . . . .                                         .  Annual     Ted     Lying             Compen- |
Position. . . . . .                                          Compen-   Stock   Options    LTIP     Sation |
                                    Salary       Bonus     Sation ($)  Awards  SARs (#)  Payouts     ($)  |
                         Year         ($)         ($)                   ($)               ($)             |
Michael  Friedman
CEO (1)                  2001        3,000          0           0         0        0        0         0   |
                         2000            0          0           0         0        0        0         0   |
                         1999            0          0           0         0        0        0         0   |
David  Jones
COO (1)                  2001        3,000          0           0         0        0        0         0   |
                         2000            0          0           0         0        0        0         0   |
                         1999            0          0           0         0        0        0         0   |

NOTES  TO  TABLE:

(1)  Compensation  for  year  2001  is  given  as  of  September  30,  2001.


             ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.


                       ITEM 8  DESCRIPTION OF SECURITIES.

     OUR CAPITAL AUTHORIZED AND ISSUED. We are authorized to issue 25,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 5,541,100 are issued and outstanding.

     COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

     SECONDARY TRADING refers to the marketability to resell the securities in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates; however, as to shares owned by affiliates, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

     UNRESTRICTED SHARES OF COMMON STOCK. 5,541,100 shares are issued and outstanding. 4,000,000 shares are held by affiliates. 1,541,100 shares are owned by non-affiliates and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with or without restriction of Rule 144.

     The affiliate 4,000,000 shares were issued in 1995, pursuant to section 4(2) the 1933 Act, and are more than two years old. Rule 144(e)(1) would permit affiliate sales in limited amounts, commonly not more than one percent of the total issued and outstanding total (say 55,411 shares) in any 90 day period.

     The non-affiliate 1,541,100 shares are analyzed as follows: 1,484,000 shares were issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a); 57,100 shares were issued on or before May 1, 1999, pursuant to Section 4(2) of the Securities Act of 1933 and were, when issued, Restricted Seceders as so defined by Rule
144(a).  Rule  144 was adopted by the commission pursuant to its authority under
Section 3(b) of the 1933 Act. All non-affiliate shares have been held continuously by the persons to whom they were issued, for more than two years. We believe that these 1,541,100 shares might now be resold in brokerage transactions free of restriction.

     OPTIONS AND DERIVATIVE SECURITIES. We have no outstanding options or derivative securities. We have no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock.

     RISKS OF "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g 2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker -dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of our common stock, consideration must be given to the "Blue Sky" laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit re-sales of otherwise free-trading and unrestricted securities. We have taken no action to register or qualify its common stock for resale pursuant to the "Blue Sky" laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell our existing securities may be unlawful in certain States.

                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
             AND SHAREHOLDER MATTERS EQUITY AND SHAREHOLDER MATTERS.



 (A) MARKET INFORMATION. Our common stock was quoted Over-the-Counter on the Bulletin Board ("OTCBB") during 1997 through 1999. There was no some market activity during that period. We ceased to be a quoted company following the effectiveness of new NASD rules requiring OTCBB companies to be SEC Reporting companies. Our common stock is not presently quoted or traded on OTCBB, but is quoted on NQB Pink Sheets The following information is provided. The source is Bloomberg Financial Service.


                       Period .   High Bid  Low Bid  Volume
                       3rd 1999       .25   .15625   45,000
                       4th 1999    .15625   .04375   61,000
                       1st 2000       .25    .6250   70,000
                       2nd 2000       .25      .25   10,000
                       3rd 2000       .20      .12    7,000
                       4th 2000       .10      .03   27,000
                       1st 2001       .20      .07   50,000
                       2nd 2001       .14      .09  130,000
                       3rd 2001       .05     .015   20,000


     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.

 (B) HOLDERS. There are presently approximately 40 shareholders of our common stock.

 (C) DIVIDENDS. We have not paid any cash dividends on our Common Stock, and do not anticipate paying cash dividends on its Common Stock in the next year. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, business conditions, the financial condition of the Company and other factors that the Board of Directors may deem relevant.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting us. We have initiated and may initiate other proceedings to obtain affirmative relief.

     PINNACLE MANAGEMENT. We approved a sale of our common stock to Pinnacle Management, of Zurich Illinois, to raise the required level of financing needs to perform the national presentation. The underlying arrangement was to raise an estimated $350,000 to $1,000,000, depending upon the performance of our common stock in the OTCBB (Over-The-Counter Bulletin Board) market. Two weeks after the contract was mutually signed, by all required management and approvals, Pinnacle breached the contract, whereupon the matter went to litigation. The litigation lasted from October 1998 through July 2001, and was concluded favorably to us. The litigation took place in California and Illinois, and was resisted intensely. We obtained a successful net recovery of 193,729.

     MBTI INTERNATIONAL INC. MBTI and we agreed to swap a small amount of stock, 100,000 shares of our common stock, for 10,000 shares of MBTI, in connection with an understanding by which we would thus have paid for services and expenses in technical maintenance work needed to take our program to the world-wide web. We were to have a "store-front" on MBTI electronic mall, life@home.com for one year. MBTI did not deliver its 10,000 shares and did not proceed with its mall or provide us the exposure. The 100,000 shares of our common stock has been stopped from transfer with our transfer agent. We may seek to enforce the return and/or cancellation of such certificate(s) as were so delivered. This matter is not believed to involve any substantial impact upon our business, if pursued.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements.

     Our Audit Committee for this fiscal year consists of the our Board of Directors. Management is responsible for our internal controls and the financial reporting process. Our independent auditors are responsible for performing an independent audit of our financial statements in accordance with generally accepted accounting standards and to issue a report thereon. It is the responsibility of our Board of Directors to monitor and oversee these processes. In this context the Committee has met and held discussions with management and the independent accountants. Management recommended to the Committee that our financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the financial statements with Management and such independent accountants, matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). Our independent accountants also provided to the Committee the written disclosures required by Independence Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent accountants that firm's independence.

     Based upon the Committee's discussions, and review, of the foregoing, the Committee recommended that our audited financial statements for the year ended December 31, 2000 be included and filed with the Securities and Exchange Commission in our 1934 Act Registration on Form 10-SB.


         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES: THREE YEARS.

     The following is the history of our issuance of unrestricted securities. We handled these placements ourselves, without underwriting or commissions. There are no warrants, options or derivative securities outstanding which might be converted to common stock.

     INVESTORS. Our investors in each case, were knowledgeable and sophisticated persons, with pre-existing relationships with management, and with full and ample access to information about our company, including the kind and sort of information that registration would have provided. The qualification of investors was determined by their incomes, net worth, and investing experience.

     SERVICE PROVIDERS. Series 4, 8 and 9, listed below, were providers of programming and/or advertising services, billed to us, and compensated by agreement in new investment shares of our common stock. These services were real commercial services, contracted at arms-length from un-related third persons, on terms no less favorable to us than available from other third persons.

                                                             1933 Act        Shares
COMMON STOCK ISSUANCE                                       Exemption     Common Stock

SERIES 1. On September 15, 1995, Issued to our two. . . .  Section 4(2)      4,000,000
Founders and Officers for organizational services valued
at $1,000

SERIES 2. From August 1996 through December 1997, for . .  Rule 504            375,500
cash $220,950, to investors: 4 shareholders in August
1996; 15 persons in October 1996; 13 persons in
November 1996.

SERIES 3. From February through December 1997, for. . . .  Rule 504            450,000
cash $288,525, to Investors: 5 persons.

SERIES 4. In April 1998, for services valued at $26,218    Section 4(2)         34,957

SERIES 5. In July 1998: exercise of A-Warrants (cash. . .  Rule 504             38,000
($95,000)

SERIES 6. In August 1998, for exercise of B-Warrants. . .  Rule 504            300,000
(cash $15,000)

SERIES 7. In February 1999, for cash $74,100: 3 persons..  Rule 504            320,500

SERIES 8. In March 1999, for services valued at $15,000    Section 4(2)         17,143

SERIES 9. In April 1999, for services valued at $1,000     Section 4(2)          5,000
TOTAL 12/31/00 and 9/30/01                                                   5,541,100
                                                                         ==============


     Series 2 and Series 3 placements included A-Warrants and B-Warrants. In 1998, the warrants were called to expire if not exercised. Some were exercised timely. The balance expired unexercised.


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

     Our Articles of Incorporation provide: "Directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director. This provision does not eliminate or limit the liability of a director for acts or omissions which involve the intentional misconduct, fraud or a knowing violation of law or the payment of dividends in violation of NRS 78.300."

                                    PART F/S

     The following financial statements are furnished as a part of this Registration Statement:


                             FINANCIAL  STATEMENTS                        PAGE
FA-00     Audited Financial Statements for the years ended
          December 31, 2000, 1999, 1998 and from Inception August 16, 1995. 26
FU-9/30/01     Un-Audited Financial Statements for the three months
               and nine months ended September 30, 2001                     39


                                    PART III


                         ITEM  1.  INDEX  TO  EXHIBITS.


      Exhibit
       Table
         #      Table Category  /  Description of Exhibit      Page Number
        3.1      Articles of Incorporation                          *
        3.2      Articles of Amendment                              *
        3.3      By-Laws                                            *

*  Previously  filed  with  the  Form  10SB  on  November  1,  2001.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, and individually in the capacities stated.


                      INTERACTIVE LIGHTING SHOWROOMS, INC.

                                       by
Dated:  March  7,  2002

/s/Michael Freedman          /s/David Jones
   Michael  Freedman            David  Jones
   Chairman/director            President/director

--------------------------------------------------------------------------------
                                  EXHIBIT FA-00

                          AUDITED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED

                        DECEMBER 31, 2000, 1999, 1998 AND
                         FROM INCEPTION AUGUST 16, 1995.
--------------------------------------------------------------------------------

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

                                 C O N T E N T S



Accountants'  Report                                     30

Balance  Sheets                                          31

Statements  of  Operations                               32

Statements  of  Stockholders'  Equity                    33

Statements  of  Cash  Flows                              34

Notes  to  the  Financial  Statements                    35

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Interactive Lighting Showrooms, Inc.

We have audited the accompanying balance sheets of Interactive Lighting Showrooms, Inc. (a development stage company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998 and from inception on August 16, 1995 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Lighting Showrooms, Inc. (a development stage company) as of December 31, 2000 and 1999 and the results of its operations and cash flows for the years ended December 31, 2000, 1999 and 1998 and from inceptions on August 16, 1995 through December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Chisholm  &  Associates
Chisholm  &  Associates
North  Salt  Lake,  Utah
July  3,  2001

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                                 Balance Sheets

                ASSETS
                                                    December  31,
                                                  2000          1999
Current  Assets:

   Cash                                    $      1,590  $        2,530
                                           -----------------------------
Total  Current  Assets                            1,590           2,530
                                           -----------------------------
   Furniture  &  Equipment (Net) (Note 3)         7,680          11,166
                                           -----------------------------
Total  Assets                              $      9,270  $       13,696
                                           =============================

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT  LIABILITIES
     Accounts  Payable                           27,188          16,522
     Accounts Payable-related party (Note 4)     12,526               0
     Loans Payable-related party (Note 4)         8,200           1,000
                                           -----------------------------
     Total  Liabilities                    $     47,914  $       17,522
                                           -----------------------------

STOCKHOLDERS'  EQUITY

     Common stock, $.001 par value;
     25,000,000 shares authorized; 5,541,100
     and 5,541,100 shares issued and
     outstanding,  respectively                   5,541           5,541

     Additional  paid-in  capital               731,252         731,252

 Accumulated Deficit during development stage  (775,437)       (740,619)
                                           -----------------------------
     Total  Stockholders'  Equity               (38,644)         (3,826)
                                           -----------------------------
TOTAL  LIABILITIES  AND
    STOCKHOLDERS'  EQUITY                  $      9,270  $       13,696
                                           =============================

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                            Statements of Operations

                                                                       From  Inception
                                     For  the  Years  Ended          (August  16,  1995)
                                           December  31,                     through
                                 2000         1999           1998       December 31, 2000
REVENUES
   Sales                    $     8,757   $     13,422   $     28,160   $     54,339
   Rental  Income                     0              0          2,270          2,720
   Interest  Income                   0              0              0           4968
                            ---------------------------------------------------------
TOTAL  REVENUES                   8,757         13,422         30,430         62,027
                            ---------------------------------------------------------
GENERAL  AND
    ADMINISTRATIVE  EXPENSES     43,575        141,252        201,828        837,464
                            ---------------------------------------------------------
    NET LOSS                $   (34,818)  $   (127,830)   $  (171,398)   $  (775,437)
                            =========================================================
LOSS  PER SHARE             $     (0.01)  $      (0.02)   $     (0.03)   $     (0.16)
                            =========================================================
WEIGHTED  AVERAGE  SHARES
    OUTSTANDING               5,541,100      5,369,779      5,011,979      4,775,946
                            =========================================================

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity
           From inception on August 16, 1995 through December 31, 2000

                                                                                            Additional
                                             Common  Stock                Paid-in            Retained
                                         Shares          Amount           Capital             Deficit
Common stock issued
for organization costs                   4,000,000    $     4,000     $     (3,000)    $            0

Net  (loss)  for  the  period  ended
   December  31,  1995                           0              0                0             (5,043)
                                      ----------------------------------------------------------------

Balance,  December  31,  1995            4,000,000          4,000           (3,000)            (5,043)

Common  stock  issued  for  cash           375,500            375          220,575                  0
Net  (loss)  for  the  period  ended
   December  31,  1996                           0              0                0           (102,983)
                                      ----------------------------------------------------------------

Balance,  December  31,  1996            4,375,500          4,375          217,575           (108,026)

Common  stock  issued  for  cash           450,000            450          288,075                  0
Net  (loss)  for  the  period  ended
   December  31,  1997                           0              0                0           (333,366)
                                      ----------------------------------------------------------------

Balance,  December  31,  1997            4,825,500    $     4,825     $    505,650    $      (441,392)

Common  stock  issued  for  services        34,957             35           26,183                  0
Common  stock  issued  for  cash  per
 A  warrants                                38,000             38           94,962                  0
Common  stock  issued  for  cash  per
  B  warrants                              300,000            300           14,700                  0
Net  Loss  for  the  year  ended
   December  31,  1998                           0              0                0           (171,397)
                                      ----------------------------------------------------------------
Balance,  December  31,  1998            5,198,457          5,198          641,495           (612,789)

 Common  stock  issued  for  services       17,143             17           14,983                  0
Common  stock  issued  for  cash           320,500            321           73,779                  0
Common  stock  issued  for  services         5,000              5              995                  0
Net  Loss  for  the  year  ended
   December  31,  1999                           0              0                0           (127,830)
                                      ----------------------------------------------------------------
Balance,  December  31,  1999            5,541,100          5,541          731,252           (740,619)

  Net  Loss  for  the  year  ended
   December  31,  2000                           0              0                0          (  34,818)
                                      ----------------------------------------------------------------

Balance, December 31, 2000               5,541,100    $     5,541    $     731,252    $      (775,437)
                                      ================================================================

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                            Statements of Cash Flows

                                                                          From  Inception
                                       For  the  Years  Ended          (August  16,  1995)
                                             December  31,               through  December
                                   2000           1999          1998          31,  2000
Cash  Flows  form  Operating  Activities

   Net  loss                 $  (  34,818)   $  (127,830)   $  (171,398)   $  (775,437)

Non-Cash  Items:
   Depreciation  Expense            3,486          3,486          3,486         11,349
   Amortization Expense                 0              0          5,646          7,527
   Stock  issued  for  services         0         16,000         26,218         42,218
   (Increase) Decrease in A/P & Accrued
    Liabilities                    23,192         14,257            611         39,713
                            -----------------------------------------------------------
Net  Cash  Provided  (Used)  by
   Operating  Activities           (8,140)       (94,087)      (135,437)      (674,630)
                            -----------------------------------------------------------
Cash Flows from Investing Activities
   Furniture  &  Equipment              0              0         (6,657)       (17,148)
   Organization  Costs                  0              0              0         (9,406)
                            -----------------------------------------------------------
Net  Cash  Provided  (Used)  by
   Investing  Activities                0              0         (6,657)       (26,554)
                            -----------------------------------------------------------
Cash  Flows  from  Financing  Activities
    Stock  issued  for Cash             0           74,100      110,000        694,575
    Cash paid on shareholder loans      0                0            0        (31,911)
    Proceeds from Debt Financing    7,200            1,000            0         40,110
                            -----------------------------------------------------------
Net  Cash  Provided  (Used)  by
    Financing  Activities           7,200           75,100      110,000        702,774
                            -----------------------------------------------------------
Increase  in  Cash                   (940)         (18,987)     (32,094)         1,590

Cash  and  Cash  Equivalents  at
   Beginning of Period              2,530           21,517       53,611              0

Cash  and  Cash  Equivalents  at
   End  of  Period           $      1,590   $        2,530   $   21,517   $      1,590
                             =========================================================

Interest                     $          0   $            0   $       20   $         20
                             =========================================================
Income  Taxes                $          0   $            0   $        0   $          0
                             =========================================================

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

a.     Organization

Interactive Lighting Showrooms, Inc. (the "Company") was incorporated under the laws of the State of Nevada on August 16, 1995. The Company was organized primarily for the purpose of developing and marketing an active computer device designed for use by real estate developers to specify lighting fixtures in residences being constructed for prospective purchasers.

b.     Recognition  of  Revenue

     The Company recognized income and expense on the accrual basis of accounting

c.     Earnings  (Loss)  Per  Share

The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     Loss  per  share  calculation  for  the  year  ended  December  31,  2000:
                                   Loss          Shares          Per  Share
Net  Loss                  $      (34,818)      5,541,100
Adjustments:                            0
                           $      (34,818)
                           ===============
 BASIC LOSS PER SHARE
 Net Loss attributable to common
 Shareholders                     (34,818)       5,541,100              $(.01)
Effects of Dilutive Securities:         0

DILUTED  LOSSES  PER  SHARE           N/A

     Loss per share calculation for the year ended December 31, 1999:
                                  Loss          Shares           Per  Share
Net Loss$                       (127,830)       5,369,779
Adjustments:                           0
                          $     (127,830)
                          ===============
 BASIC  LOSS  PER  SHARE
 Net  Loss  attributable  to  common
 Shareholders                   (127,830)       5,369,779              $(.02)
Effects of Dilutive Securities:        0

DILUTED  LOSSES  PER  SHARE          N/A

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)


c.   Earnings  (Loss)  Per  Share  (continued)

     Loss  per  share  calculation  for  the  year  ended  December  31,  1998:
                                   Loss            Shares           Per  Share
Net  Loss                      $   (171,398)     5,011,979
Adjustments:                              0
                               $   (171,398)
                               =============
     BASIC  LOSS  PER  SHARE
     Net  Loss  attributable  to  common
    Shareholders                   (171,398)     5,011,979            $(.03)
Effects  of  Dilutive  Securities:        0

DILUTED  LOSSES  PER  SHARE             N/A

d.     Provision  for  Income  Taxes

No provision for income taxes has been recorded due to net operating loss carry forwards totaling approximately $775,000 that will be offset against future taxable income. These NOL carry forwards will begin to expire in 2010. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carry forward will expire unused.

Deferred tax assets and the valuation account is as follows at December 31, 2000, 1999 and 1998:

                                               December  31,
                                    2000            1999              1998
     Deferred  tax  asset:
   NOL  carry  forward          $    263,000    $    251,000     $   208,000

Valuation  allowance                (263,000)       (251,000)    $  (208,000)
Total                           $          0    $          0     $         0
                                =============================================

e.     Use  of  Estimates  in  the  Preparation  of  Financial  Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)


f.     Cash  and  Cash  Equivalents

The Company includes all short-term highly liquid investments with original maturities less than three months as cash equivalents.

g.     Financial  Instruments

Financial instruments consist primarily of cash, and obligations under accounts payable, accrued expenses, and debt to officers. The carrying amounts of these financial instruments approximate the fair value.

NOTE  2  -  GOING  CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has had recurring operating losses since inception and is dependent upon financing to continue operations. Management plans to continue promoting their products and increase revenues in order to provide the needed capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE  3  -  PROPERTY  &  EQUIPMENT

Property  &  Equipment  consists of the following at December 31, 2000 and 1999:

                                       2000                  1999
     Furniture                         5,594                  5,594
     Computer  Equipment              13,435                 13,435
                                      19,029                 19,029
     Accumulated  Depreciation       (11,349)                (7,863)
          Total                 $      7,680          $      11,166
                                ====================================

The cost of the property, plant and equipment is depreciated using the straight-line method. The depreciation periods are prescribed based on the type of property. Depreciation at December 31, 2000 and 1999 is $3,486 and $3,486, respectively.

Impairment of fixed assets is reviewed by management on an annual basis and is written down to fair market value.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

The Company was indebted to two officers of the Company for auto allowance and other benefits not paid by the Company. The total related party payable due at December 31, 2000 was $12,526.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  4  -  RELATED  PARTY  TRANSACTIONS  (Continued)

Two officers of the Company equally advanced funds to the Company as needed to cover general and administrative expenses of the Company. The amount advanced in 1999 was $1,000, and the amount advanced in 2000 was $7,200. The balance due these related parties at December 31, 2000 and 1999 was $8,200 and $1,000, respectively.

NOTE  5  -  STOCKHOLDERS  EQUITY  TRANSACTIONS

On September 15, 1995, the Board authorized the issuance of 4,000,000 shares of common stock to the organizers of the corporation. These shares were valued at $1,000.

From August 1996 through December 1996, the Company issued 375,500 shares of common stock for cash of $220,950 pursuant to a 504 exempt offering.

In February, September and December 1997, the Company issued 450,000 shares of common stock for cash of $288,525, pursuant to the 504 offering.

In  April 1998, the Company issued 34,957 shares for services valued at $26,218.

In July 1998, the Company issued 38,000 shares of common stock pursuant to the redemption of A Warrants issued with a 504 offering. Cash was received in the amount of $95,000.

In August 1998, the Company issued 300,000 shares of common stock for the exercise of B Warrants issued in an earlier 504 offering. Cash of $15,000 was received from the issuance.

In February 1999, the Company issued 320,500 shares of common stock pursuant to a 504 offering, wherein cash of $74,100 was received.

In March 1999, the Company issued 17,143 shares of common stock for services valued at $15,000.

In April 1999, the Company issued 5,000 shares of restricted common stock for services valued at $1,000.

--------------------------------------------------------------------------------
                               EXHIBIT FU-9/30/01

                         UN-AUDITED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS AND NINE MONTHS ENDED

                               SEPTEMBER 30, 2001
--------------------------------------------------------------------------------

                              INTERACTIVE LIGHTING SHOWROOMS, INC.
                                   BALANCE SHEETS (UNAUDITED)
                          for the fiscal year ended December 31, 2000
                            and the period ended September 30, 2001


                                                        September 30, December 31,
                                                            2001          2000
CURRENT ASSETS
  Cash in Banks . . . . . . . . . . . . . . . . . . . .  $  65,519   $   1,590

  Total Current Assets. . . . . . . . . . . . . . . . .     65,519       1,590

  Furniture & Equipment (Net of Depreciation) . . . . .      5,065       7,680


TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . .  $  70,584   $   9,270
                                                       ============ ===========

      LIABILITIES & STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
  Accounts Payable. . . . . . . . . . . . . . . . . . .  $       0   $  27,188
  Accounts Payable - related party (Note 4) . . . . . .          0      12,526
  Loans Payable - related party (Note 4). . . . . . . .          0       8,200

Total Liabilities . . . . . . . . . . . . . . . . . . .          0      47,914

STOCKHOLDERS' EQUITY

  Common Stock, $.001 par value; authorized 25,000,000
     shares; issued and outstanding, 5,541,100 shares,
     and 5,541,100 shares respectively. . . . . . . . .      5,541       5,541

  Additional Paid In Capital. . . . . . . . . . . . . .    772,616     731,552

  Accumulated Surplus (Deficit) . . . . . . . . . . . .   (707,573)   (775,737)

Total Stockholders' Equity. . . . . . . . . . . . . . .     70,584     (38,644)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . . . . .  $  70,584   $   9,270
                                                       ============ ===========

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          STATEMENTS OF INCOME (LOSS)
                            AND ACCUMULATED DEFICIT
                for the periods ended September 30, 2001 and 2000

                                                                                          Inception
                                              From July               From January       (August 16,
                                             1, 2001 to                1, 2000 to         1995) thru
                                            September 30,             September 30,     September 30,
                                         2001         2000         2001         2000         2001
Income:

  Sales. . . . . . . . . . . . . . .  $      344   $    2,189   $      744   $    6,568   $   55,083
  Rental Income. . . . . . . . . . .                                                           2,720
  Interest Income. . . . . . . . . .                                                           4,968

  Total Revenues . . . . . . . . . .         344        2,189          744        6,568       62,771

Research and development . . . . . .      46,057       46,457       79,732
General and administrative expenses.      76,891       10,894       82,508       32,681      886,997

Net Profit (Loss) from Operations. .    (122,604)      (8,705)    (128,221)     (26,114)    (903,958)

Other Income . . . . . . . . . . . .     196,385                   196,385                   196,385

Net Income (Loss). . . . . . . . . .      73,781       (8,705)      68,164      (26,114)    (707,573)

Income (Loss) per Share. . . . . . .  $     0.01   $    (0.00)  $     0.01   $    (0.00)  $    (0.15)
                                      ===========  ===========  ===========  ===========  ===========
Weighted Average
    Shares Outstanding . . . . . . .   5,541,100    5,541,100    5,541,100    5,541,100    4,775,946
                                      ===========  ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                            STATEMENTS OF CASH FLOWS
                for the periods ended September 30, 2001 and 2000



                                                                            Inception
                                                                           (August 16,
                                                    For the periods ended   1995) thru
                                                         September 30,    September 30,
                                                       2001       2000         2001
Cash Flows fromOperating Activities

  Net Income (Loss) . . . . . . . . . . . . . . . .  $ 68,164   $(26,114)  $(707,573)

Non-Cash Items:
  Depreciation Expense. . . . . . . . . . . . . . .     2,615      2,615      13,964
  Amortization Expense. . . . . . . . . . . . . . .                            7,527
  Non-cash Expense: Contribution from Shareholders.     1,350                  1,650
  Stock issued for services . . . . . . . . . . . .                           42,218
  (Increase) Decrease in A/P & Accrued
      Liabilities . . . . . . . . . . . . . . . . .     1,100     17,394      40,813

Net Cash from Operations. . . . . . . . . . . . . .    73,229     (6,105)   (601,402)

Cash Flows from Investing Activities
  Furniture and Equipment . . . . . . . . . . . . .                          (17,148)
  Organization Costs. . . . . . . . . . . . . . . .                           (9,406)

Net Cash from Investing Activities. . . . . . . . .         0          0     (26,554)

Investing Cash Flows

Cash Flows from Financing Activities
  Sale of Common Stock. . . . . . . . . . . . . . .                          694,575
  Cash paid on Shareholder Loans. . . . . . . . . .    (9,300)               (41,211)
  Proceeds from debt financing. . . . . . . . . . .         0      5,165      40,110

Net Cash from Financing Activities. . . . . . . . .    (9,300)     5,165     693,474

Cash Increase (Decrease). . . . . . . . . . . . . .    63,929       (940)     65,519

Beginning Cash. . . . . . . . . . . . . . . . . . .     1,590      2,530           0

Cash as of Statement Date . . . . . . . . . . . . .  $ 65,519   $  1,590   $  65,519
                                                     =========  =========  ==========

Interest. . . . . . . . . . . . . . . . . . . . . .  $      -   $      -   $      20
                                                     =========  =========  ==========

Income Taxes. . . . . . . . . . . . . . . . . . . .  $      -   $      -   $       -
                                                     =========  =========  ==========

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2001




NOTES  TO  FINANCIAL  STATEMENTS

Interactive Lighting Showrooms, Inc. ("the Company") has elected to omit substantially all footnotes to the financial statements for the period ended September 30, 2001, since there have been no material changes (other than indicated in other footnotes) to the information previously reported by the Company in their Annual Report filed on Form 10-KSB for the Fiscal year ended December 31, 2000.

UNAUDITED  INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

SETTLEMENT  OF  LITIGATION

In October, 1998 the Company entered into an agreement with Pinnacle Management, Inc, an Illinois Corporation, to sell 500,000 shares of the Company's common stock for a minimum per share value of $.70, or $350,000. Pinnacle Management breached the agreement and the Company filed suit in California and was awarded $290,000 as a default judgment. the Company retained the services of an attorney in Illinois that registered the judgment and eventually collected the amount of the judgment and interest. the Company received $196,385.40 in net proceeds.


DEBT  CANCELLATION

During the interim period ended September 30, 2001, various debts due to officers and shareholders were forgiven. These liabilities have been removed from the books of the Company and have been accounted for as a contribution to capital by these shareholders.